SECURITIES AND EXCHANGE COMMISSION

06003072

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 40005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falcon Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 N. Garden Ave. Ste 770
(No. and Street)

Clearwater (City) FL (State) 33755 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Schuster 727-298-5436
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman LLP
(Name – *if individual, state last, first, middle name*)

1900 Ave. of the Starts, 11th Fl (Address), Los Angeles (City) CA (State) 90067 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly A. Schuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Research, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer

Title

Notary Public

KRISTEN JOHANSEN
Commission # 1473772
Notary Public - California
Santa Clara County
My Comm. Expires Mar 2, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

Board of Directors
Falcon Research, Inc.
Palo Alto, California

We have audited the accompanying statement of financial condition of Falcon Research, Inc. (the "Company") as of December 31, 2005 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Research, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a significant current year loss and negative cash flow which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Los Angeles, California
February 3, 2006

Falcon Research, Inc.

Statement of Financial Condition

December 31,		2005
Assets		
Cash	$	26,855
Securities owned, at market value (Note 2)		111,125
Receivables from Clearing Broker (Note 1)		191,350
Deposit with Clearing Broker (Note 3)		15,810
Receivables from related parties (Note 4)		15,192
Prepaid expenses		1,252
Fixed assets, at cost, net of accumulated depreciation (Note 4)		38,455
Total assets	$	400,039
Liabilities and Stockholders' Equity		
Liabilities		
Bank overdraft	$	5,257
Accounts payable and accrued expenses		37,062
Total liabilities		42,319
Commitments and contingencies (Notes 6, 7 and 8)		
Stockholders' equity		
Common stock, no par value; 500,000 shares authorized; 83,113 shares issued and outstanding		261,139
Retained earnings		96,581
Total stockholders' equity		357,720
Total liabilities and stockholders' equity	$	400,039

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Operations

Year ended December 31,	2005
Revenues	
Commissions	$ 856,230
Principal transactions	(1,527,547)
Interest	250,880
Total losses on principal transactions in excess of commission and interest revenue	(420,437)
Expenses	
Compensation and benefits	411,110
Clearing fees	394,702
Occupancy	187,874
Professional fees	78,494
Depreciation and amortization	45,627
Office supplies and postage	8,771
Research and promotion	6,737
Other operating expenses	421,131
Total expenses	1,554,446
Net loss before provision for taxes	(1,974,883)
Provision for taxes	3,067
Net loss	$ (1,977,950)

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2005

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance, January 1, 2005	83,113	$ 261,139	$ 2,110,749	$ 2,371,888
Dividends			(36,218)	(36,218)
Net loss			(1,977,950)	(1,977,950)
Balance, December 31, 2005	83,113	$ 261,139	$ 96,581	$ 357,720

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Cash Flows

Increase (Decrease) in Cash

Year ended December 31,	2005
Cash flows used in operating activities	
Net loss	$ (1,977,950)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	45,627
Abandonment of fixed assets	11,886
(Increase) decrease in operating assets:	
Securities owned, at market value	1,680,277
Receivable from Clearing Broker	(86,351)
Deposit with Clearing Broker	101,756
Receivables from related parties	190,467
Prepaid expenses	26,924
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(215,930)
Net cash used in operating activities	(223,294)
Cash flows used in investing activities	
Capital expenditures	(8,594)
Cash flows used in financing activities	
Bank overdraft	(11,351)
Dividends	(36,218)
Net cash used in financing activities	(47,569)
Net decrease in cash	(279,457)
Cash, beginning of year	306,312
Cash, end of year	$ 26,855

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Summary of Business and Significant Accounting Policies

Business

Falcon Research, Inc. (the "Company") a California corporation, was organized on November 8, 1983. The Company conducts business as a registered broker and dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and dealer from its offices located in Palo Alto, California.

The Company operates under an agreement ("Agreement") with a clearing broker ("Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

In the latter part of 2004, the Company elected to move its Office of Supervisory Jurisdiction (OSJ) to Clearwater, Florida. The move occurred in January 2005. In order to register the Company to conduct business in the state of Florida, the Company was required to register a new corporate name, Falcon Research of Tampa Bay, Inc., and then file to operate in Florida under the name Falcon Research, Inc.

Commissions

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Principal Transactions

Revenue from principal transactions represents net realized and unrealized trading gains and losses on equity securities. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Income Taxes

The Company has elected by unanimous consent of its shareholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company incurs nominal California income tax, and no federal income taxes. As a Subchapter S corporation, the Company is a pass through entity in which the shareholders are liable individually for federal and California income taxes on their respective shares of the Company's taxable income.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets ranging from 2 to 5 years. Amortization on leasehold improvements is provided based upon their estimated useful lives or the remaining lease term, whichever is shorter.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to fair value is required. During 2005, the Company recorded an impairment charge of $11,886 related to the abandonment of fixed assets and leasehold improvements arising from the relocation of the Company's operations from California to Florida.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments. The Company did not have components of other comprehensive income during the year ended December 31, 2005. As a result, comprehensive income (loss) is the same as the net loss the year ended December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could materially differ from those estimates.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 123R, *Share-Based Payment.* SFAS No. 123R establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services and transactions in which an entity incurs liabilities that may be settled in its equity in exchange for goods and services. SFAS No. 123R is effective for the Company at the beginning of the first annual report that begins after December 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its results of operations or financial position.

In May 2005, the FASB issued Statement of Financial Accounting Standard 154, *Accounting Changes and Error Corrections,* which changes the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific or cumulative effects of the change. SFAS 154 will be effective for accounting changes made in the fiscal year beginning January 1, 2006. The Company does not expect the adoption of this pronouncement to have a material impact on its results of operations and financial position.

In June 2005, the Emerging Issues Task Force ("EITF") issued Issue 05-06, *Determining the Amortization Period of Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination.* EITF 05-06 provides that the amortization period for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition of the purchase. EITF 05-06 will be applied prospectively and will be effective for the fiscal year beginning January 1, 2006. The Company does not expect the adoption of this guidance to have a material impact on its results of operations and financial position.

Falcon Research, Inc.

Notes to Financial Statements

NOTE 1 – Liquidity

The Company has incurred a loss of $1,977,950 for the year ended December 31, 2005 and used cash in operations of $223,294. The Company's net capital in excess of regulatory requirements at December 31, 2005 was $173,799. The current year loss and negative cash flow combined with the limited excess net capital give rise to substantial doubt about the Company's ability to continue as a going concern. The Company currently expects that cash received from operations will be sufficient to fund its projected operations for the immediately foreseeable future and believes additional financing will be available if and when needed. If the Company is unable to achieve projected operating results and/or obtain such additional financing if and when needed, management will be required to curtail growth plans and scale back operations. No assurances can be given that the Company will be successful in raising additional financing should such financing be required by future operations.

NOTE 2 – Securities Owned

At December 31, 2005, securities owned consisted solely of an investment in a single corporate equity security. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Securities Transactions

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Due from Broker

The Company has a brokerage agreement with the Clearing Broker to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's and its customers' securities and cash balances which may be due from the Clearing Broker.

These securities and/or cash positions serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Company or its customers.

The Company is subject to credit risk if the Clearing Broker is unable to repay balances due or deliver securities in its custody.

NOTE 3 – Clearing Agreement

The Agreement provides the Clearing Broker with liens upon all of the Company's property held by it including, but not limited to securities, monies, and receivables. These liens secure the Company's liabilities and obligations to the Clearing Broker.

NOTE 3 – Clearing Agreement (Continued)

The Company maintains a cash balance in an account with the Clearing Broker to satisfy its required deposit under its clearing agreement.

NOTE 4 – Related Party Transactions

The Company shares office space, services and common personnel with an affiliate, Feshbach Investments, LLC. There is no allocation of expenses for rent, equipment and certain common personnel services in the Company's main office.

Periodic short-term advances are also made to and from Feshbach Investments, LLC, Feshbach Partners Offshore, Feshbach Partners I and employees. At December 31, 2005, $15,192 was due from the related parties.

NOTE 5 – Fixed Assets

Fixed assets are composed of the following at December 31, 2005:

December 31,	2005
Leasehold improvements	$ 5,917
Furniture and fixtures	190,193
Total	196,110
Less accumulated depreciation and amortization	157,655
	$ 38,455

NOTE 6 – Commitments

Leases

The Company leases its office space and certain equipment under operating leases expiring at various dates through the year 2006. The aggregate future minimum annual lease payments under noncancelable operating leases, net of sublease income, in effect at December 31, 2005, are as follows:

Fiscal year ending	Amount
2006	$ 68,271
2007	74,037
2008	74,037
Thereafter	-
	$ 216,345

NOTE 6 – Commitments (Continued)

Indemnification Agreements

Under its bylaws and indemnification agreements, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its bylaws and California Law. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2005.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2005, there were no amounts to be indemnified to the Clearing Broker for these accounts.

NOTE 7 – Net Capital

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule, (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $273,798, which was $173,798 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1 at December 31, 2005.

The Company's agreement with its clearing broker is subject to cancellation if the Company's ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2005 , the Company did not have a ratio of aggregate indebtedness to net capital that exceeded 10 to 1.

NOTE 8 – Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

NOTE 8 – Off Balance Sheet Risk (Continued)

The Company does not anticipate nonperformance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company enters into transactions involving derivative financial instruments. These financial instruments include primarily options purchased for speculative purposes. Options are valued at market value with changes in market value recorded in the statement of operations. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

Supplemental Material

Falcon Research, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1
And Reconciliation with Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2005)

December 31,		2005
Net Capital		
Total stockholders' equity from statement of financial condition	$	357,720
Deductions and charges		
Non-allowable assets:		
Petty cash		200
Receivables from related parties		15,192
Fixed assets, net		38,455
Other		1,252
Total deductions and charges		55,099
Net capital before haircuts on securities positions (tentative net capital)		302,621
Haircuts on securities		
Concentration		(12,154)
All other securities		(16,669)
Total haircuts on securities		(28,823)
Net capital	$	273,798
Aggregate Indebtedness		
Bank overdraft	$	(5,257)
Accounts payable and accrued expenses		(37,062)
Total aggregate indebtedness	$	(42,319)
Computation of Basic Net Capital Requirement		
Minimum net capital, the greater of $100,000 or 6 2/3% of aggregate indebtedness	$	100,000
Excess net capital at 1,500 percent	$	173,798
Ratio of aggregate indebtedness to net capital		.15 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	271,850
Audit adjustment to record impairment of fixed assets and leasehold improvements		11,886
Other adjustments, net		(9,937)
Net capital per Schedule I	$	273,799

FALCON RESEARCH, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

BDO Seidman, LLP
Accountants and Consultants

Falcon Research, Inc.

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